Exhibit 99.1

 AuRico Gold to Acquire Northgate Minerals and Create A Leading Intermediate Gold Company

Superior Production Growth with Fully Un-Hedged Precious Metals Exposure

Toronto: August 29, 2011: AuRico Gold Inc. (“AuRico”) (TSX:AUQ) (NYSE:AUQ) and Northgate Minerals Corporation (“Northgate”) (TSX:NGX) (NYSE-Amex:NXG) are pleased to announce that they have entered into a definitive acquisition agreement (the “Agreement”) to create a new leading intermediate gold producer. The new company will have 5 operating gold mines, a sixth mine targeting production in 2012 and 3 gold development projects in Mexico, Canada, and Australia, three of the top global mining jurisdictions. The combined company is completely unhedged and offers full exposure to record gold and silver prices and an exceptional growth profile from approximately 475,0001 gold equivalent (“Aue”) ounces2 this year to 730,000+3 Aue ounces in 2013 (growth of approximately 54%). All figures in Canadian dollars, unless otherwise indicated.

Under the terms of the Agreement, AuRico will acquire all of the issued and outstanding common shares of Northgate on the basis of 0.365 AuRico common shares per Northgate common share. Based on both companies’ 20-day volume weighted average prices on the Toronto Stock Exchange (TSX) ending on August 26, 2011, the exchange ratio under the offer represents a 45% premium to Northgate’s shareholders.

“The combination of AuRico and Northgate will immediately position the combined company as a pre-eminent intermediate gold producer with peer leading growth”, said Rene Marion, President and CEO of AuRico. “The assets, projects and people in our two companies are highly complementary and we are excited about the many opportunities ahead for us to continue to deliver value to our shareholders.”

Richard Hall, President and CEO of Northgate, added "This transaction gives Northgate shareholders a significant premium to market and an exciting opportunity to participate in a leading intermediate gold company. The Northgate team has worked hard to develop a highly successful business in Canada and Australia and we look forward to further value creation through our combination with AuRico.”

AuRico Gold Pro Forma Highlights:

  Emergence of a new leading intermediate gold company with expected 2011 production of 475,000 Aue ounces1 and peer leading growth of approximately 54% to 730,000+3 Aue ounces by 2013

  Large resource base of approximately 19 million Aue ounces (excluding copper)

  2 cornerstone assets in Ocampo and Young-Davidson that alone have the potential to produce over 500,000 Aue ounces at lowest quartile cash costs

  Fully un-hedged exposure to record gold and silver prices generating significant free cash flows

  Strong balance sheet

  Experienced management team with a proven track record of building and operating mines; supported by highly qualified Directors

  Excellent platform for further consolidation, with a focus on the Americas

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1 Adding together the midpoints of AuRico’s production guidance (265,000 – 295,000 gold equivalent ounces) and Northgate’s production guidance (190,000 – 200,000 gold ounces)
2 Gold equivalent ounces include silver ounces produced and sold converted to gold equivalent based on AuRico’s long-term gold equivalency ratio of 55:1
3 As per street consensus

  Geopolitically diversified asset portfolio across three of the most attractive mining jurisdictions (Mexico, Canada, and Australia)

  Enhanced market presence: AuRico and Northgate are covered by 15 analysts, and will have exceptional trading liquidity with listings on the TSX and NYSE

  Compelling revaluation opportunity driven by an attractive valuation, significant synergies, and a focused growth strategy

Current shareholders of AuRico and Northgate will own approximately 62% and 38% respectively4 of the pro forma company. The Board of Directors of the combined company will include three nominees from Northgate.

Transaction Summary:

The acquisition of Northgate by AuRico will be completed by way of a court approved plan of arrangement. The Agreement has been unanimously approved by the Boards of Directors of AuRico and Northgate. UBS Securities Canada Inc. provided a fairness opinion to the Board of Directors of AuRico and GMP Securities L.P. and Macquarie Capital Markets Canada Ltd. provided fairness opinions to the Special Committee and Board of Directors of Northgate.

The transaction is subject to approval by 66 and 2/3% of the votes cast by holders of Northgate common shares at a special meeting of Northgate shareholders expected to be held in October. The transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of AuRico at a special meeting of AuRico shareholders expected to take place on the same date as the Northgate meeting, as well as certain other customary conditions. Closing of the transaction is expected in October. The Agreement includes customary deal protection and non-solicitation provisions including reciprocal break fees, right to match and fiduciary-out provisions.

On August 28, 2011, the Board of Directors of Northgate determined that AuRico’s proposal to enter into the Agreement is a “superior proposal” for the purposes of the arrangement agreement between Northgate and Primero Mining Corp (“Primero”) previously announced on July 13, 2011 (the “Primero Agreement”). Northgate’s Board provided notice of that determination to Primero. On receiving this notice, Primero waived its “right to match” the proposal by AuRico. Accordingly, as per the terms of the Primero Agreement, Northgate has paid a termination fee of $25 million to Primero and the Primero Agreement has been terminated. The meeting of Northgate shareholders currently scheduled for September 21, 2011 has been delayed to a later date which is expected to be in October, 2011, at which Northgate shareholders will be asked to approve the transaction with AuRico.

Advisors and Counsel

AuRico has retained UBS Securities Canada Inc. to act as financial advisor and Fasken Martineau to act as legal advisor.

Northgate has retained GMP Securities L.P. to act as financial advisor and Torys LLP to act as legal advisor.

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4 Pro forma ownership indicated does not include any equity interest that may arise out of Northgate's outstanding convertible note

Joint Conference Call and Webcast:

AuRico and Northgate will hold a joint conference call and webcast on Monday, August 29, 2011 starting at 8:30 a.m. Eastern Time.

Conference Call Access:

  Canada & US Toll Free: (888) 231-8191
  International & Toronto: (647) 427-7450

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3637480

A live and archived webcast will be available at www.auricogold.com and at www.northgateminerals.com.

About AuRico Gold:

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. A strong pipeline of development and exploration stage projects include the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

About Northgate Minerals:

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in the Americas and Australia. Northgate currently owns and operates the Fosterville and Stawell gold mines in Victoria Australia, and is building the Young-Davidson gold mine in northern Ontario, which is targeting a 15-year mine life with average annual production of 180,000 ounces of gold commencing in 2012.

For further information please visit our websites at http://www.auricogold.com and http://www.northgateminerals.com or contact:

AuRico Gold	Northgate Minerals

Rene Marion	Richard Hall
President & CEO	President & CEO
647-260-8880	416-216-2772

Anne Day	Keren R. Yun
Director of Investor Relations	Director of Investor Relations
647-260-8880	416-216-2781

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources,' that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the benefits of the acquisition of Northgate including anticipated future production, cash flows, cash costs and synergies, the future coverage of the combined company by analysts, the likelihood of a revaluation of the Company's securities, the ability to delineate additional measured and indicated resources or reserves, anticipated future financial and operational performance, the future price of gold and silver, the de-risking of operations, the success of the Company’s exploration, the Company’s ability to delineate additional resources and reserves as a result of such programmes, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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